Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three months ended March 31, 2024

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Three months ended March 31,
	Notes	2024	2023
Revenue	10	$1,801.4	$1,799.1
Expenses
Cost of sales		1,504.2	1,554.6
Selling, general and administrative expenses		275.4	214.5
Interest and other finance costs	8	153.0	164.7
(Gain) loss on sale of property and equipment		(2.1)	0.1
Loss on foreign exchange		74.9	5.3
Mark-to-market loss on Purchase Contracts		—	104.3
Gain on divestiture		—	(5.5)
Other		(4.5)	—
		2,000.9	2,038.0
Share of net loss of investments accounted for using the equity method		(30.6)	(21.0)
Loss before income taxes		(230.1)	(259.9)
Current income tax expense		39.2	7.2
Deferred tax recovery		(92.8)	(49.3)
Income tax recovery		(53.6)	(42.1)
Net loss		(176.5)	(217.8)
Less: Net (loss) income attributable to non-controlling interests		(3.7)	1.6
Net loss attributable to GFL Environmental Inc.		$(172.8)	$(219.4)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		140.7	(5.5)
Fair value movements on cash flow hedges, net of tax		(15.3)	7.4
Other comprehensive income		125.4	1.9
Total comprehensive loss		(51.1)	(215.9)
Less: Total comprehensive income attributable to non-controlling interests		1.8	1.5
Total comprehensive loss attributable to GFL Environmental Inc.		$(52.9)	$(217.4)

Basic and diluted loss per share	9	$(0.53)	$(0.66)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	March 31, 2024	December 31, 2023
Assets
Cash		$70.0	$135.7
Trade and other receivables, net		1,067.6	1,080.0
Income taxes recoverable		12.7	47.7
Prepaid expenses and other assets		253.6	221.6
Current assets		1,403.9	1,485.0

Property and equipment, net	4	7,048.4	6,980.7
Intangible assets, net	5	2,992.9	3,056.3
Investments accounted for using the equity method	3	290.5	319.0
Other long-term assets		124.6	82.9
Deferred income tax assets		134.4	64.8
Goodwill	5	8,053.7	7,890.5
Non-current assets		18,644.5	18,394.2
Total assets		$20,048.4	$19,879.2

Liabilities
Accounts payable and accrued liabilities		1,532.7	1,679.1
Long-term debt	7	9.9	9.7
Lease obligations		63.3	59.6
Due to related party	16	5.8	5.8
Landfill closure and post-closure obligations	6	58.0	56.2
Current liabilities		1,669.7	1,810.4

Long-term debt	7	9,149.2	8,827.2
Lease obligations		386.6	383.4
Other long-term liabilities		37.4	39.1
Due to related party	16	—	2.9
Deferred income tax liabilities		518.3	534.0
Landfill closure and post-closure obligations	6	901.5	896.0
Non-current liabilities		10,993.0	10,682.6
Total liabilities		12,662.7	12,493.0

Shareholders’ equity
Share capital		9,900.5	9,835.1
Contributed surplus		141.1	149.5
Deficit		(3,001.8)	(2,822.6)
Accumulated other comprehensive income		135.0	15.1
Total GFL Environmental Inc.’s shareholders’ equity		7,174.8	7,177.1
Non-controlling interests		210.9	209.1
Total shareholders’ equity		7,385.7	7,386.2
Total liabilities and shareholders’ equity		$20,048.4	$19,879.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1
Net loss and comprehensive loss		—	—	—	(219.4)	7.4	(5.4)	(217.4)	1.5	(215.9)
Dividends issued and paid		—	—	—	(5.6)	—	—	(5.6)	—	(5.6)
Contribution from non-controlling interests		—	—	—	—	—	—	—	8.1	8.1
Share capital issued on settlement of RSUs		43,805	3.9	(3.9)	—	—	—	—	—	—
Share capital issued on TEU conversion		25,666,465	1,109.9	—	—	—	—	1,109.9	—	1,109.9
Share-based payments	12	—	—	15.0	—	—	—	15.0	—	15.0
Balance, March 31, 2023		405,921,300	$9,754.1	$120.7	$(3,068.0)	$(44.7)	$177.0	$6,939.1	$16.5	$6,955.6

Balance, December 31, 2023		407,931,017	$9,835.1	$149.5	$(2,822.6)	$(23.6)	$38.7	$7,177.1	$209.1	$7,386.2
Net loss and comprehensive loss		—	—	—	(172.8)	(15.3)	135.2	(52.9)	1.8	(51.1)
Dividends issued and paid		—	—	—	(6.4)	—	—	(6.4)	—	(6.4)
Share capital issued on settlement of RSUs	12	1,494,802	65.4	(65.4)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		209,565	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	57.0	—	—	—	57.0	—	57.0
Balance, March 31, 2024		409,635,384	$9,900.5	$141.1	$(3,001.8)	$(38.9)	$173.9	$7,174.8	$210.9	$7,385.7

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended March 31,
	Notes	2024	2023
Operating activities
Net loss		$(176.5)	$(217.8)
Adjustments for non-cash items
Depreciation of property and equipment	4	255.0	239.8
Amortization of intangible assets	5	108.7	138.8
Share of net loss of investments accounted for using the equity method		30.6	21.0
Gain on divestiture		—	(5.5)
Other		(4.5)	—
Interest and other finance costs	8	153.0	164.7
Share-based payments	12	57.0	15.0
Loss on unrealized foreign exchange on long-term debt and TEUs		74.8	6.1
(Gain) loss on sale of property and equipment		(2.1)	0.1
Mark to market loss on Purchase Contracts		—	104.3
Current income tax expense		39.2	7.2
Deferred tax recovery		(92.8)	(49.3)
Interest paid in cash on Amortizing Notes component of TEUs		—	(0.2)
Interest paid in cash, excluding interest paid on Amortizing Notes		(121.9)	(161.0)
Income taxes paid in cash, net		(1.9)	(2.0)
Changes in non-cash working capital items	13	(53.2)	(65.8)
Landfill closure and post-closure expenditures	6	(2.2)	(2.9)
		263.2	192.5
Investing activities
Purchase of property and equipment		(296.3)	(270.7)
Proceeds from disposal of assets and other		7.7	13.2
Business acquisitions and investments, net of cash acquired	3	(111.6)	(224.2)
Distribution received from joint ventures		6.3	—
		(393.9)	(481.7)
Financing activities
Repayment of lease obligations		(37.7)	(17.8)
Issuance of long-term debt		578.8	877.8
Repayment of long-term debt		(463.2)	(554.3)
Proceeds from termination of hedged arrangements		—	17.3
Payment of contingent purchase consideration and holdbacks	3	(1.2)	(2.5)
Repayment of Amortizing Notes		—	(15.7)
Dividends issued and paid		(6.4)	(5.6)
Payment of financing costs		(2.4)	(14.1)
Repayment of loan to related party	16	(2.9)	(6.4)
Contribution from non-controlling interests		—	8.1
		65.0	286.8

Decrease in cash		(65.7)	(2.4)
Changes due to foreign exchange revaluation of cash		—	(6.7)
Cash, beginning of quarter		135.7	82.1
Cash, end of quarter		$70.0	$73.0

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at March 31, 2024.

The Board of Directors approved the Interim Financial Statements on May 1, 2024.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

Reclassification of prior period presentation

Certain operating segment and line of business information reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations. Refer to Note 10 and Note 11.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the three months ended March 31, 2024, GFL acquired 4 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

Three months ended March 31, 2024
Net working capital, including cash acquired of $0.6 million	$1.3
Property and equipment	22.1
Intangible assets	15.1
Goodwill	34.4
Landfill closure and post-closure obligations	(1.3)
Net assets acquired	$71.6

Cash paid	$71.6
Total consideration	$71.6

In addition to the cash consideration noted above, during the three months ended March 31, 2024, GFL paid $1.2 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the three months ended March 31, 2024, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in property and equipment of $2.6 million, a decrease in intangible assets of $4.3 million, an increase in lease obligations of $2.8 million, a decrease in deferred income tax liabilities of $0.1 million and an increase in goodwill of $9.6 million.

All of the goodwill acquired during the three months ended March 31, 2024 ($22.8 million during the three months ended March 31, 2023) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $4.3 million and $0.7 million, respectively, attributable to the 2024 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2024 acquisitions had occurred on January 1, 2024, the unaudited consolidated pro forma revenue and loss before income taxes for the three months ended March 31, 2024 would have been $1,803.8 million and $230.1 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Investments in Associates

As at March 31, 2024, GFL held investments in associates of $195.2 million ($229.1 million as at December 31, 2023). GFL considers each associate to be individually immaterial. GFL has accounted for these investments in associates using the equity method.

For the three months ended March 31, 2024, GFL’s share of loss and total comprehensive loss from associates was $33.9 million ($20.9 million for the three months ended March 31, 2023).

Investments in Joint Ventures

GFL invested in certain renewable natural gas (“RNG”) projects through joint ventures. During the three months ended March 31, 2024, GFL made contributions of $6.1 million ($4.7 million for the three months ended March 31, 2023) to RNG joint ventures. As at March 31, 2024, GFL held investments in RNG joint ventures of $95.3 million ($89.9 million as at December 31, 2023). GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in associates using the equity method.

For the three months ended March 31, 2024, GFL’s share of income and total comprehensive income from joint ventures was $3.3 million (share of loss and total comprehensive loss of $0.1 million for the three months ended March 31, 2023).

GFL also invested in other sustainability projects with strategic partners to construct anaerobic biodigesters. During the three months ended March 31, 2024, GFL advanced a loan of $18.1 million ($nil for the three months ended March 31, 2023) to these sustainability projects.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2023	1,812.2	3,077.6	2,806.8	1,301.9	148.7	852.9	562.2	10,562.3
Additions	29.7	27.0	77.5	31.3	39.3	13.6	16.2	234.6
Acquisitions via business combinations	0.3	13.4	6.6	0.3	—	1.5	—	22.1
Adjustments for prior year acquisitions	—	—	(0.2)	(5.3)	—	0.1	2.8	(2.6)
Adjustments for asset retirement obligations	—	(35.6)	—	—	—	—	—	(35.6)
Disposals	(0.6)	(0.8)	(23.2)	(10.7)	(0.1)	(0.7)	(1.4)	(37.5)
Transfers	20.5	—	2.3	23.6	(46.7)	0.3	—	—
Changes in foreign exchange	25.1	67.8	43.1	15.7	1.1	18.2	3.8	174.8
Balance, March 31, 2024	1,887.2	3,149.4	2,912.9	1,356.8	142.3	885.9	583.6	10,918.1

Accumulated depreciation
Balance, December 31, 2023	224.2	1,045.3	1,134.0	599.8	—	354.2	224.1	3,581.6
Depreciation	17.1	67.1	72.5	46.3	—	31.1	20.9	255.0
Disposals	(0.4)	—	(18.9)	(7.4)	—	(0.5)	(0.3)	(27.5)
Changes in foreign exchange	3.1	23.8	17.7	7.1	—	7.8	1.1	60.6
Balance, March 31, 2024	244.0	1,136.2	1,205.3	645.8	—	392.6	245.8	3,869.7

Carrying amounts
At December 31, 2023	$1,588.0	$2,032.3	$1,672.8	$702.1	$148.7	$498.7	$338.1	$6,980.7
At March 31, 2024	$1,643.2	$2,013.2	$1,707.6	$711.0	$142.3	$493.3	$337.8	$7,048.4

For the three months ended March 31, 2024, total depreciation of property and equipment was $255.0 million ($239.8 million for the three months ended March 31, 2023). Of the total depreciation for the three months ended March 31, 2024, $247.5 million was included in cost of sales ($233.2 million for the three months ended March 31, 2023) and $7.5 million was included in selling, general and administrative expenses ($6.6 million for the three months ended March 31, 2023).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2023	7,890.5	861.0	3,674.1	143.5	520.8	13,089.9
Acquisitions via business combinations	34.4	—	11.7	2.7	0.7	49.5
Adjustments for prior year acquisitions	9.6	—	2.7	—	(7.0)	5.3
Other	—	—	2.9	—	—	2.9
Changes in foreign exchange	119.2	2.1	41.8	3.0	8.9	175.0
Balance, March 31, 2024	8,053.7	863.1	3,733.2	149.2	523.4	13,322.6

Accumulated amortization
Balance, December 31, 2023	—	—	1,759.5	38.7	344.9	2,143.1
Amortization	—	—	86.0	2.3	20.4	108.7
Changes in foreign exchange	—	—	17.7	0.9	5.6	24.2
Balance, March 31, 2024	—	—	1,863.2	41.9	370.9	2,276.0

Carrying amounts
At December 31, 2023	$7,890.5	$861.0	$1,914.6	$104.8	$175.9	$10,946.8
At March 31, 2024	$8,053.7	$863.1	$1,870.0	$107.3	$152.5	$11,046.6

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2023	$952.2
Acquisitions via business combinations	1.3
Provisions	14.2
Adjustment for discount and inflation rates	(35.6)
Accretion	9.1
Expenditures	(2.2)
Changes in foreign exchange	20.5
Balance, March 31, 2024	959.5
Less: Current portion of landfill closure and post-closure obligations	(58.0)
Non-current portion of landfill closure and post-closure obligations	$901.5

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2023.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at March 31, 2024, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $29.4 million ($28.3 million as at December 31, 2023).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	March 31, 2024	December 31, 2023
Revolving credit facility	$276.1	$184.9
Term Loan B Facility	982.9	961.8
Notes(1)
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(2)	677.5	661.3
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	1,016.2	992.0
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	677.5	661.3
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	1,016.2	992.0
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(6)	1,355.0	1,322.6
4.000% USD senior notes (“4.000% 2028 Notes”)(7)	1,016.2	992.0
4.750% USD senior notes (“4.750% 2029 Notes”)(8)	1,016.2	992.0
4.375% USD senior notes (“4.375% 2029 Notes”)(9)	745.3	727.4
Other	391.3	347.3
Subtotal	9,170.4	8,834.6
Discount	(9.6)	(9.6)
Derivative liability	75.0	90.9
Deferred finance costs	(76.7)	(79.0)
Total long-term debt	9,159.1	8,836.9
Less: Current portion of long-term debt	(9.9)	(9.7)
Non-current portion of long-term debt	$9,149.2	$8,827.2

Total long-term debt	9,159.1	8,836.9
Less: Derivative asset	(42.2)	(20.0)
Total long-term debt, net of derivative asset	$9,116.9	$8,816.9

(1)	Refer to Note 14 for additional information on the hedging arrangements related to the Notes.

(2)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with principal maturing on June 1, 2025.

(3)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with principal maturing on August 1, 2025.

(4)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.

(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.

(6)	The 6.750% 2031 Secured Notes bear interest semi-annually commencing on January 15, 2024 with principal maturing on January 15, 2031.

(7)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.

(8)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.

(9)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of December 29, 2023 (the “Revolving Credit Agreement”), GFL has access to a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on September 27, 2026 and accrues interest at a rate of SOFR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at March 31, 2024 and December 31, 2023, GFL was in compliance with these covenants.

GFL has a term loan B facility that matures on May 31, 2027 and has a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.500% or US prime plus 1.500% (the “Term Loan B Facility”). The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Other

Included in other is the following long term debt: (a) promissory notes with an aggregate principal amount of US$50.0 million that mature on June 14, 2027 and bear interest at a rate of 5.000% per annum, payable quarterly; (b) a term loan of US$12.5 million (all of which was drawn as at March 31, 2024 and December 31, 2023) and a US$15.0 million revolving credit facility (of which $nil was drawn as at March 31, 2024 and December 31, 2023) that mature on September 21, 2025 and have a borrowing rate of base or BSBY rate plus 1.500% to 3.500%; and (c) a term loan of US$170.0 million (all of which was drawn as at March 31, 2024 and December 31, 2023) and a US$100.0 million revolving credit facility (of which US$55.3 million was drawn as at March 31, 2024 and US$29.3 million drawn as at December 31, 2023) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.00% and 3.25%.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended March 31,
	2024	2023
Interest	$134.7	$134.7
Termination of hedged arrangements	—	8.7
Amortization of deferred financing costs	4.9	5.4
Accretion of landfill closure and post-closure obligations	9.1	7.7
Other finance costs	4.3	8.2
Interest and other finance costs	$153.0	$164.7

9.	LOSS PER SHARE

The following table presents GFL’s loss per share for the periods indicated:

	Three months ended March 31,
	2024	2023
Net loss attributable to GFL Environmental Inc.	$(172.8)	$(219.4)

Less:
Amounts attributable to preferred shareholders	23.5	22.7
Adjusted net loss	(196.3)	(242.1)

Weighted and diluted weighted average number of shares outstanding	372,986,761	369,176,174

Basic and diluted loss per share	$(0.53)	$(0.66)

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs (defined below) and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended March 31,
	2024	2023(1)
Residential	$366.0	$388.0
Commercial/industrial	679.7	677.3
Total collection	1,045.7	1,065.3
Landfill	237.7	218.0
Transfer	176.2	172.5
Material recovery	90.2	83.8
Other	70.1	68.2
Solid Waste	1,619.9	1,607.8
Environmental Services	408.5	409.7
Intercompany revenue	(227.0)	(218.4)
Revenue	$1,801.4	$1,799.1

(1)	Includes reclassification of $30.5 million from Commercial/industrial and $29.2 million from Other into Environmental Services in the amount of $59.7 million.

11.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended March 31, 2024
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$492.5	$(58.9)	$433.6	$113.6
USA	1,127.4	(129.2)	998.2	327.1
Solid Waste	1,619.9	(188.1)	1,431.8	440.7
Environmental Services	408.5	(38.9)	369.6	81.3
Corporate	—	—	—	(66.3)
	$2,028.4	$(227.0)	$1,801.4	$455.7

	Three months ended March 31, 2023
	Gross Revenue(1)	Intercompany Revenue(2)	Revenue(3)	Adjusted EBITDA(4)
Solid Waste
Canada	$459.5	$(56.9)	$402.6	$100.8
USA	1,148.3	(127.7)	1,020.6	314.1
Solid Waste	1,607.8	(184.6)	1,423.2	414.9
Environmental Services	409.7	(33.8)	375.9	82.8
Corporate	—	—	—	(57.2)
	$2,017.5	$(218.4)	$1,799.1	$440.5

(1)	Includes reclassification of $9.9 million from Solid Waste Canada and $49.8 million from Solid Waste USA into Environmental Services in the amount of $59.7 million.

(2)	Includes reclassification of $0.7 million from Solid Waste USA into Environmental Services.

(3)	Includes reclassification of $9.9 million from Solid Waste Canada and $49.1 million from Solid Waste USA into Environmental Services in the amount of $59.0 million.

(4)	Includes reclassification of $0.7 million from Solid Waste Canada and $21.4 million from Solid Waste USA into Environmental Services in the amount of $22.1 million.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,
	2024	2023
Net loss	$(176.5)	$(217.8)
Add:
Depreciation of property and equipment	255.0	239.8
Amortization of intangible assets	108.7	138.8
Interest and other finance costs	153.0	164.7
Income tax recovery	(53.6)	(42.1)
Loss on foreign exchange	74.9	5.3
(Gain) loss on sale of property and equipment	(2.1)	0.1
Mark-to-market loss on Purchase Contracts	—	104.3
Share of net loss of investments accounted for using the equity method(1)	37.2	21.0
Share-based payments	57.0	15.0
Gain on divestiture	—	(5.5)
Transaction costs	6.1	12.0
Acquisition, rebranding and other integration costs	0.5	4.9
Other	(4.5)	—
Adjusted EBITDA	$455.7	$440.5

(1)	Excludes share of net income of investments accounted for using the equity method for RNG projects.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	March 31, 2024	December 31, 2023
Solid Waste
Canada	$2,097.5	$2,091.7
USA	5,751.9	5,601.7
Environmental Services	1,067.4	1,058.1
	$8,916.8	$8,751.5

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SHAREHOLDER'S CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On May 10, 2023, the Toronto Stock Exchange accepted GFL’s notice of intention to renew its normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares may be repurchased by GFL. GFL’s previous NCIB, which expired on May 11, 2023, authorized the purchase of up to 16,510,694 subordinate voting shares. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the three months ended March 31, 2024 and March 31, 2023, GFL did not repurchase any subordinate voting shares under the NCIB.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2023	359,349,904	11,812,964	36,768,149	407,931,017
Converted from RSUs	1,494,802	—	—	1,494,802
Converted from preferred shares into subordinate voting shares	3,813,579	—	(3,604,014)	209,565
Balance, March 31, 2024	364,658,285	11,812,964	33,164,135	409,635,384

On March 5, 2024, 3,604,014 Series A Preferred Shares were converted into 3,813,579 subordinate voting shares at the conversion price of US$25.18.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”)

Share options

The number of share options held by certain executives with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2023 and March 31, 2024	22,278,582	$32.59
Vested share options, March 31, 2024	8,622,161	$29.11

For the three months ended March 31, 2024, there were no options granted, exercised, cancelled, expired or forfeited.

For the three months ended March 31, 2024, the total compensation expense related to share options amounted to $4.4 million ($5.2 million for the three months ended March 31, 2023).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2023	2,311,761	$30.74	90,533	$30.02
Granted	1,121,080	34.62	8,261	34.51
Settled	(1,494,711)	32.45	—	—
Forfeited	(19,096)	30.89	—	—
Outstanding, March 31, 2024	1,919,034	$31.67	98,794	$30.40
Expected to vest, March 31, 2024	1,726,187	$31.63	98,794	$30.39

For the three months ended March 31, 2024, there were no RSUs or DSUs cancelled.

For the three months ended March 31, 2024, the total compensation expense related to RSUs amounted to $52.2 million ($9.5 million for the three months ended March 31, 2023).

For the three months ended March 31, 2024, the total compensation expense related to DSUs amounted to $0.4 million ($0.3 million for the three months ended March 31, 2023).

As at March 31, 2024, there have been no PSUs issued.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended March 31,
	2024	2023
Effects of changes in
Accounts payable and accrued liabilities	$(57.5)	$(110.0)
Trade and other receivables, net	14.7	71.6
Prepaid expenses and other assets	(10.4)	(27.4)
Changes in non-cash working capital items	$(53.2)	$(65.8)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”). The fair value hierarchy for these instruments are as follows for the periods indicated:

	March 31, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,517.1	$7,224.7	$—	$7,224.7	$—

	December 31, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,337.4	$7,087.5	$—	$7,087.5	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2.

Financial risk management objectives

There were no changes to the financial risk management policies disclosed in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	COMMITMENTS

Letters of credit

As at March 31, 2024, GFL had letters of credit totaling approximately $217.4 million outstanding ($236.1 million as at December 31, 2023), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.1 million for the three months ended March 31, 2024 ($1.3 million for the three months ended March 31, 2023).

Performance bonds

As at March 31, 2024, GFL had issued performance bonds totaling $1,779.2 million ($1,681.7 million as at December 31, 2023).

16.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $5.8 million as at March 31, 2024 ($8.7 million as at December 31, 2023).

For the three months ended March 31, 2024, GFL paid $2.5 million ($1.9 million for the three months ended March 31, 2023) in aggregate lease payments to related parties.

For the three months ended March 31, 2024, GFL entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $7.1 million ($5.3 million for the three months ended March 31, 2023) and net receivables of $10.3 million as at March 31, 2024 ($10.9 million as at December 31, 2023).

On March 26, 2024, GFL entered into a limited guarantee of GIP’s obligation to satisfy certain covenants under its revolving credit facility up to a maximum liability of $25.0 million.

17.	SUBSEQUENT EVENTS

Subsequent to March 31, 2024, GFL completed 2 acquisitions, each of which GFL considers to be individually immaterial, for a combined purchase price of approximately $439.3 million. As a result of the timing of the acquisitions, GFL has not yet finalized its determination of the fair value of the acquired assets and liabilities.